November 7, 2008

VIA EDGAR
Melissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0303

Dear Ms. Duru:

I am writing in response to your letter dated November 6, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on Flex Fuels Energy Inc.’s (the “Company,” “we,” “us,” or “our”) Preliminary Proxy Statement on Schedule 14A.  Our responses to the comments are set forth below.  To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

Election of Directors for a One-Year Term, page 6

Proposal No. 1, page 6

1.
We note your response to prior comment 3.  You indicate that at the time of Mr. Laird’s resignation, Messrs. Barr and Barrows were “acting as directors.”  Please clarify this statement in your proxy.  Given that the bylaw provisions at that time only provided for one director, it is not apparent how Messrs. Barr and Barrows were authorized to act as directors.  Please revise to clarify the authority (i.e. state law or pursuant to charter documents) for each material corporate action taken by the company through the period in which the board voted to effect the September 26, 2008 bylaw amendment.  Your disclosure should specifically address when and how authorization was given appointing Messrs. Bar and Barrows to the board and when and how other material corporate actions were approved during the period from the filing of the initial bylaws through September 26, 2008.

Response

We have revised the disclosure as requested. It has only recently come to our attention that there is in existence a shareholder resolution formally amending the number of directors on the Board to two. At the time of this resolution, many of our current employees and management, including those who are responsible for our SEC filings, were not with the Company, and as a result we were unable to locate these records until recently. We have revised the disclosure to state that this shareholder resolution was passed by the one majority shareholder at the time, Mr. James Laird.

2.
We refer you to your response No. 3 and reissue the comment.  Your response suggests that Mr. Laird’s rescission was effective because, as an initial matter, he did not have the authority to resign based on the provisions of the company’s by-laws.  It is not apparent to us why Mr. Laird would not have had the authority to resign given that at the time of his resignation in May 2008, disclosure in your periodic filings stated that there were four directors of the company (see e.g. the 10-K filing for the fiscal year ended 2007).  Please revise your response and supplement your disclosure to address how Mr. Laird’s rescission was effective in restoring him to his position as a director.  Alternatively, please revise to clarify your belief as to the efficacy of his rescission in light of the challenge raised by Mr. Barr in his complaint.

Melissa Campbell Duru
November 7, 2008

Response

We have revised the proxy statement to explain the reasons that we believe that Mr. Laird’s resignation was not effective.

3.
We note your response to prior comment 5.  Please provide a summary of your response in the proxy statement and disclose to shareholders your belief that under Nevada law and the provisions of the by-laws currently in effect, a shareholder vote is not required for purposes of changing the number of directors as specified in the by-laws.

Response

We have revised the proxy statement as requested.

4.
We partially reissue prior comment 5.  Please revise to state the impact of the board of directors amending the by-laws to allow for only three directors and clarify that a vote for the nominees listed will also result in Thomas Barr being removed from his position as a director.

Response

We have revised the proxy statement as requested

Manner and Cost of Proxy Solicitation, page 15

5.	We note your response to prior comment 9. Please supplement your disclosure to indicate the website address(es) that will be used to make solicitations.

Response

We have revised the proxy statement to indicate that we will be posting the proxy statement on our website. We supplementally advise the Staff that we will not be hosting a chat room or conducting any other solicitations through the Internet.

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Melissa Campbell Duru
November 7, 2008

The company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Philip J. Niehoff of Mayer Brown LLP at phone number (312) 701-7843 or fax number (312) 701-7711 if you have any questions or require additional information.

Sincerely,

/s/ Brian Barrows

Brian Barrows
Chief Executive Officer